

August 24, 2007

Via facsimile at (212) 310-8007

Ellen Odoner, Esq.
Weil Gotshal & Manges
767 Fifth Avenue
New York, NY 10153

Re: **H&R Block**
       DEFA14A filed on August 22, 2007
       File no. 1-06089

Dear Ms. Odoner:

We have reviewed your filing and have the following comment.

1.   We note your statement that "The Company said that Mr. Breeden's self-serving campaign to win election for himself and the other Breeden Partner nominees to the H&R Block Board has been characterized by a troubling pattern of inadequate disclosure and misleading." Please avoid including disclosure which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation. See Note to Rule 14a-9 under Regulation 14A.

Closing Comments

Please furnish a cover letter with your responses to our comment and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions